Leo Holdings Corp.

21 Grosvenor Place

London SWIX 7HF

June 11, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Cara Wirth and Erin Jaskot

Re:	Leo Holdings Corp.
Registration Statement on Form S-4
Filed May 11, 2020
File No. 333-238180

Dear Ms. Wirth:

This letter sets forth responses of Leo Holdings Corp. (the “Company” or “Leo”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated May 22, 2020, with respect to the above referenced Registration Statement on Form S-4 (File No. 333-238180) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 1 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended.

Registration Statement on Form S-4 filed 5/11/2020 Risk Factors, page 80

1.

Staff’s Comment: We note that your risk factor states that the Court of Chancery of the State of Delaware and the federal district court for the District of Delaware have concurrent jurisdiction for claims arising under the federal securities laws, including Securities Act claims. However, your Form of Proposed Certificate of Incorporation on Annex C includes an exclusive federal forum (the federal district courts of the United States of America) for Securities Act claims. Please revise your disclosure and/or your

Form of Proposed Certificate of Incorporation to reconcile this discrepancy. If you have an exclusive federal forum for Securities Act claims, please state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor in order to reconcile it with the Form of Proposed Certificate of Incorporation on Annex C.

Financial Statements, page F-1

2.

Staff’s Comment: We note your acquisition of UE Authority Co. on November 1, 2019. Please include the historical audited financial statements for UE Authority Co. in accordance with Item 3- 05(b) of Regulation S-X.

Response: The Company has included the historical audited financial statements for UE Authority Co. in Amendment No. 1 to the Registration Statement that is filed concurrently with this letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Lyndon Lea

Lyndon Lea

Via E-mail:

cc:	Christian O. Nagler
Peter S. Seligson
Kirkland & Ellis LLP

Katherine D. Ashley
Skadden, Arps, Slate, Meagher & Flom LLP

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